UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              Solv-Ex Corporation
                               (Name of Issuer)

                       Common Stock, $.01 par value per share

                        (Title of Class of Securities)

                                                              83438010
                                                           (CUSIP Number)
 Robert Lynch, Esq.                                                           with copies to:
 Deutsche Bank                                                                Maureen Brundage, Esq.
 North American Holding Corp.                                                 White & Case
 31 West 52nd Street                                                          1155 Avenue of the Americas
 New York, NY 10019                                                           New York, NY 10036
 (212) 474-8600                                                               (212) 819-8314


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)





                              September 17, 1996
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .
                                 ____________

                                                            SCHEDULE 13D


   CUSIP No. 83438010                                         Page 3 of ___ Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Deutsche Bank AG

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a)
                                                                                       (b)

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
          OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Federal Republic of Germany
  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH                2,963,214
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                            0

                                   9      SOLE DISPOSITIVE POWER
                                            2,963,214
                                   10     SHARED DISPOSITIVE POWER
                                            0

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,963,214

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                 (x)

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4%
  14    TYPE OF REPORTING PERSON

          HC, BK, CO

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Solv-Ex Corporation, a New Mexico corporation ("Solv-Ex"), the principal executive offices of which are located at 500 Marquette N.W., Suite 300, Albuquerque, New Mexico 87102.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Deutsche Bank AG ("DBAG"). The principal business of DBAG is the provision of financial and related services. DBAG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. It is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, D-60325, Frankfurt am Main, Germany.

          The attached Schedule A is a list of the executive officers and directors of DBAG which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) place of citizenship.

          During the last five years, neither DBAG nor, to the best knowledge of DBAG, any of the persons named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          ALULUX AND SANDVEST. DBAG is the beneficial owner of 1,157,114 shares of Common Stock of Solv-Ex held by Alulux Mining S.A. ("Alulux") and Sandvest Petroleum S.A. ("Sandvest"), both Luxembourg corporations. Of such amount, Alulux holds 605,427 shares, and Sandvest holds 551,687 shares.

          It appears that Peter W. Young ("Young"), a former employee of an affiliate of DBAG, purportedly acting on behalf of "Morgan Grenfell" (with no entity being specified), entered into undated agreements ("W&W Agreements"), one relating to Alulux and one relating to Sandvest, with two Zurich based Swiss lawyers, Marco Wolf ("Wolf") and Juerg Wyler ("Wyler"). Each W&W Agreement provides that Wolf and Wyler would incorporate the respective company, join its board of directors and represent "Morgan Grenfell" at shareholders' meetings, all subject to the instructions of "Morgan Grenfell". Each W&W Agreement is terminable by either party at any time.

          Alulux acquired an aggregate of 605,427 shares of Common Stock of Solv-Ex between March 13 and March 22, 1996 for an aggregate purchase price of $18,077,779. Sandvest acquired an aggregate of 908,140 shares of Common Stock of Solv-Ex between March 12 and March 22, 1996 for an aggregate purchase price of $27,115,987. DBAG believes but has been unable to confirm that all such shares were purchased in connection with offerings by Solv-Ex. Sandvest subsequently transferred 356,453 shares of Common Stock of Solv-Ex to Russ Oil & Technology S.A., as described in response to Item 4.

          From no later than the dates of such purchases to August 30, 1996, the shareholders of Alulux and Sandvest included the Morgan Grenfell European Capital Growth Fund ("ECGF") and the Morgan Grenfell European Growth Trust

("EGT" and, along with the ECGF, the "Funds") (two funds with respect to which Young had investment management responsibilities), Morgan Grenfell Europa Fund ("EF") and certain other managed funds and accounts over which affiliates of DBAG exercised investment control. ECGF, EGT, EF and such other managed funds and accounts are referred to collectively as the "DBAG Funds and Accounts." Since early 1996, Alulux has owned over 95% of the capital stock of Sandvest, and Sandvest has owned approximately 94% of the capital stock of Alulux. Substantially all the shares of capital stock of Alulux not owned by Sandvest, and substantially all the capital stock of Sandvest not owned by Alulux, were owned by the DBAG Funds and Accounts. Prior to September 1996, the board of directors of Alulux and Sandvest each consisted of the same four persons (which included Wolf and Wyler). Such persons were not affiliated with or controlled by DBAG (unless DBAG is taken to have control over such persons pursuant to the W&W Agreements).

          DBAG believes that Alulux and Sandvest purchased the shares of Common Stock of Solv-Ex referred to above using the funds obtained by them through the issuance of their capital stock to the DBAG Funds and Accounts.

          The foregoing information concerning activities and transactions of Alulux and Sandvest is based upon the information currently available to DBAG.

          On August 30, 1996, DBAG acquired all of the shares of capital stock of Alulux and Sandvest held by the ECGF, the EGT and the EF. The purchase prices paid by DBAG to the ECGF, the EGT and the EF for their respective shares of Alulux were DM8,921,038, Pound/Sterling 8,102,953 and Pound/Sterling 2,552,111, respectively. The purchase prices paid to the ECGF, the EGT and the EF for their shares of Sandvest were DM7,316,496, Pound/Sterling 6,648,316 and Pound/Sterling 1,453,604, respectively. Subsequently DBAG acquired all of the shares of Alulux and Sandvest held by the other DBAG Funds and Accounts for an aggregate purchase price of DM3,643,144.

          On September 4, 1996, DBAG as a shareholder of Alulux convened an extraordinary general meeting of the shareholders of Alulux. DBAG was the only shareholder present at this meeting. On the same date, DBAG as a shareholder of Sandvest also convened an extraordinary general meeting of shareholders of Sandvest at which DBAG was the only shareholder present. At each of these meetings DBAG voted in favor of resolutions removing all of the directors of Alulux and Sandvest and replacing them with directors who are employees of DBAG affiliates. One incumbent director of Alulux and Sandvest did not challenge the validity of his removal by the extraordinary general meeting. Three of the four incumbent directors did not accept the validity of their removal from the boards of Alulux and Sandvest. Two of the directors, Wolf and Wyler, subsequently resigned on September 17, 1996, and the other (who was the custodian of the books and records of the two companies) resigned on September 18, 1996. In connection with such resignations, Wolf and Wyler agreed to give DBAG all of the books, records and assets, and the other director agreed to give DBAG all of the books and records, in each case, in such director's possession and at DBAG's direction and request of Alulux, Sandvest and certain other companies (including PheMex Establishment, Silva Investments Limited and Russ Oil & Technology S.A. referred to below). As a result, DBAG and its affiliates obtained full access to the books and records of Alulux and Sandvest on September 18, 1996.

          Based upon the facts summarized above, DBAG believes that it became the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the shares of Common Stock of Solv-Ex held by Alulux and Sandvest on September 18, 1996.

          PHEMEX. DBAG may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 1,016,000 shares of Common Stock of Solv-Ex which are reserved for immediate issuance upon the exercise by PheMex Establishment, a Liechtenstein legal entity ("PheMex"), of its rights under a convertible loan agreement between Solv-Ex and PheMex entered into on or about April 16, 1996 (the "PheMex Loan Agreement").

          Due to the uncertainty surrounding PheMex, DBAG disclaims beneficial ownership on the date hereof, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of any shares of Common Stock of Solv-Ex beneficially owned by PheMex due to its rights under the PheMex Loan Agreement. For purposes other than Section 13(d) and 13(g) of the Exchange Act, this filing should not be construed as an admission or denial of DBAG's ownership of, control over or connection with PheMex or any securities held by PheMex.

          Based upon the information currently available to DBAG, it appears that PheMex was an existing shell legal entity used by Young for the purpose of making the loan to Solv-Ex under the PheMex Loan Agreement. Young, purportedly acting on behalf of "Morgan Grenfell" (with no entity being specified), entered into an undated agreement with Wolf and Wyler which provides that Wolf and Wyler would incorporate PheMex, appoint its board of directors and represent "Morgan Grenfell" at shareholders' meetings, all subject to the instructions of "Morgan Grenfell". The agreement is terminable by either party at any time. DBAG believes that the Board of Directors of PheMex originally consisted of two individuals who are not affiliates of DBAG; such individuals resigned as directors on September 10, 1996, and, therefore, there currently are no directors of PheMex. DBAG has not been able to establish who is the beneficial owner of the Zessionsurkunde of PheMex, which is a certificate that, under Liechtenstein law, entitles its owner to direct all activity of the subject company. However, DBAG has been advised that, because the Zessionsurkunde is held in the custody of Wolf and Wyler and because of the agreement with Wolf and Wyler referred to above, it may be considered to control PheMex. As a result of the foregoing, DBAG believes that, as of September 17, 1996 (i.e., the date on which Wolf and Wyler began cooperating with DBAG by providing DBAG with access at DBAG's direction and request to the books, records and assets of PheMex, Silva Investments Limited and certain other companies), it may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Common Stock of Solv-Ex issuable upon conversion of the loan made under the PheMex Loan Agreement.

          Pursuant to the PheMex Loan Agreement, PheMex made a $33,000,000 loan to Solv-Ex (the "PheMex Loan"). The PheMex Loan bears interest at a rate of 12% per annum and is payable at maturity on April 15, 1999. The PheMex Loan is secured by 1,016,000 shares of Common Stock of Solv-Ex which Solv-Ex has agreed to issue upon the occurrence of a default under the PheMex Loan Agreement. The principal amount of the PheMex Loan is convertible at any time at the option of PheMex prior to termination of the loan into shares of Common Stock of Solv-Ex at a conversion price of $32.50 per share (i.e., into 1,016,000 shares of Common Stock of Solv-Ex).

          PheMex obtained the funds it used to lend to Solv-Ex from Waferprod Holding S.A., a Luxembourg company ("Waferprod") which is now controlled by DBAG, pursuant to a financing loan facility agreement (the "Waferprod Loan Agreement") entered into on or about April 1996 under which Waferprod lent to PheMex $33,000,000 (the "Waferprod Loan"). The Waferprod Loan Agreement provides that interest payments made on the Waferprod Loan will be such amounts as reflect dividends paid by Solv-Ex to its shareholders. Although the repayment provisions are ambiguous, the agreement appears to provide that the Waferprod Loan must be repaid immediately after PheMex has sold its shares of Common Stock of Solv-Ex. The amount to be repaid thereunder will be equal to the average listed price on the last five banking days of the shares of Common Stock of Solv-Ex prior to the repayment date multiplied by 1,015,385 (which is described as the result of dividing the amount of the Waferprod Loan by the $32.50 conversion price under the PheMex Loan Agreement). It further appears that in lieu of making such repayment, PheMex may deliver to Waferprod 1,015,385 shares of Common Stock of Solv-Ex.

          Waferprod in turn obtained the funds it used to lend to PheMex under the Waferprod Loan Agreement from Sandvest and Alulux pursuant to financing loan facility agreements (the "S&A Loan Agreements") dated April 30, 1996. Under the S&A Loan Agreements, Sandvest and Alulux lent to Waferprod $14,850,000 and $18,150,000, respectively (the "S&A Loans"). Each of the S&A

Loan Agreements provides that interest payments on the loans made thereunder will be paid to Sandvest and Alulux, as the case may be, in the respective amount reflecting the dividends paid by Solv-Ex to its shareholders. Although the repayment provisions are ambiguous, each of the S&A Loan Agreements appears to provide that the loan made thereunder must be repaid immediately after PheMex has sold its shares of Common Stock of Solv-Ex and 72 hours after PheMex has repaid the Waferprod Loan and that the amount to be repaid in respect thereof will be equal to the average listed price on the last five banking days of the shares of Common Stock of Solv-Ex prior to the repayment date multiplied by 456,923 in the case of Sandvest or 558,462 in the case of Alulux (which, in each case, is described as the result of dividing the amount of each respective loan by the $32.50 conversion price under the PheMex Loan Agreement). It further appears that in lieu of making such repayments, Waferprod can deliver to Alulux and Sandvest 456,923 and 558,462 shares, respectively, of Common Stock of Solv-Ex.

          DBAG believes that Alulux and Sandvest funded the loans made pursuant to the S&A Loan Agreements using the funds obtained by Alulux and Sandvest through the issuance of their capital stock to the DBAG Funds and Accounts.

          SILVA. DBAG may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 750,000 shares of Common Stock of Solv-Ex owned by Silva Investment Limited, a corporation organized under the laws of Cayman Islands ("Silva").

          Due to the uncertainty surrounding Silva, DBAG disclaims beneficial ownership on the date hereof, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of any shares of Common Stock of Solv-Ex held by Silva. For purposes other than Sections 13(d) and 13(g) of the Exchange Act, this filing should not be construed as an admission or denial of DBAG's ownership of, control over or connection with Silva or any securities held by Silva.

          Based upon the information currently available, DBAG has not been able to establish who owns the outstanding shares of Silva, which are held in the custody of Wolf and Wyler. It appears that Silva was incorporated at the direction of Young for the purpose of making investments in shares of Common Stock of Solv-Ex. Young, purportedly acting on behalf of "Morgan Grenfell" (with no entity being specified), entered into an undated agreement with Wolf and Wyler, which provides that Wolf and Wyler would acquire all shares of Silva on behalf of Morgan Grenfell (C.I.) Ltd., which is stated to be acting on behalf of Herman van Dalen, join the board of directors of Silva, acquire 1,000,000 shares of Common Stock of Solv-Ex on behalf of Silva, and represent "Morgan Grenfell" at shareholders' meetings, all subject to the instructions of "Morgan Grenfell". The agreement is terminable by either party at any time.

          DBAG believes that the Board of Directors of Silva originally consisted of two individuals who are not affiliates of DBAG; such individuals resigned as directors on or about September 10, 1996 and, therefore, there currently are no directors of Silva.

          DBAG currently does not know who has or has had the power to vote or dispose of the shares of Common Stock of Solv-Ex held by Silva. However, because the shares of Silva are held in the custody of Wolf and Wyler and because of the agreement with Wolf and Wyler referred to above, DBAG believes that, as of September 17, 1996 (i.e., the date on which Wolf and Wyler began cooperating with DBAG by providing DBAG with access at DBAG's direction and request to the books, records and assets of PheMex, Silva and certain other companies), it may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Common Stock of Solv-Ex held by Silva.

          The records of Silva indicate that the 750,000 shares of Common Stock of Solv-Ex held by Silva were purchased in one transaction on April 8, 1996 at a total purchase price of $12,220,650. DBAG currently does not know from whom such shares were purchased. The purchase of such shares of Common Stock was funded by loans from Alulux and Sandvest. The loan from Alulux provides that it is prepayable by Silva at any time but provides no right of Alulux to demand payment and contains no maturity date for the loan. The loan from Sandvest provides that it is required to be repaid immediately after Silva has sold its shares of Common Stock of Solv-Ex. Each of the loans provides that the amount to be repaid thereunder will be equal to the average listed share price on the last five banking days of the shares of Common Stock of Solv-Ex prior to the repayment date multiplied by the number of shares of Common Stock of Solv-Ex acquired with the proceeds of such loan. Neither of the loans provides for the payment of any interest thereon (although interest is defined therein as dividends paid by Solv-Ex). DBAG believes that the source of the funds so loaned by Alulux and Sandvest was the funds obtained by Alulux and Sandvest through the issuance of their capital stock to the DBAG Funds and Accounts.

          DISCRETIONARY ACCOUNTS. In addition, DBAG beneficially owns 40,100 shares of Common Stock that were purchased from time to time in the open market by Deutsche Morgan Grenfell, Inc. ("DMG"), an indirect subsidiary of DBAG, for customer accounts over which DMG has voting and investment discretion. A total of approximately $600,000 was expended for such purchases with funds from the relevant customer accounts.

ITEM 4.   PURPOSE OF THE TRANSACTION

          DBAG purchased shares in Alulux and Sandvest from the DBAG Funds and Accounts as described in Item 3 because of uncertainty regarding the valuation of Alulux and Sandvest and with a view to protecting investors' interests. Such purchases from ECGF, EGT and EF were made after indications from the Investment Management Regulatory Organisation Limited, a self-regulatory organization which regulates the investment management business in the United Kingdom, that it was considering suspending trading in the securities of such funds. DBAG acquired control of Alulux and Sandvest as described in Item 3 in order to secure access to their books and records and to exercise control over their assets and operations.

          According to the PheMex Loan Agreement, PheMex made the PheMex Loan for the purpose of financing the construction of an oil sands production facility.

          According to the respective loan agreements between Silva and Alulux and Silva and Sandvest, Silva purchased shares of Common Stock of Solv-Ex in order to build up its portfolio and to increase its participation.

          DMG purchased the shares of Common Stock in which it has beneficial ownership in the ordinary course of its business as a manager of discretionary investment accounts.

          Except as set forth in this Item 4 below, neither DBAG nor, to the best knowledge of DBAG, any of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisi-tion by any person of additional securities of Solv-Ex or the disposition of securities of Solv-Ex; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Solv-Ex or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of Solv-Ex or any of its subsidiaries; (d) any change in the present board of directors or management of Solv-Ex, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Solv-Ex; (f) any other material change in Solv-Ex's business or corporate structure; (g) changes in Solv-Ex's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Solv-Ex by any person; (h) any of Solv-Ex's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of Solv-Ex's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          DBAG is actively investigating certain companies that may have been organized or used by Peter W. Young (referred to in Item 3) for the purpose of acquiring or holding securities, which include or may include additional shares of Common Stock of Solv-Ex. DBAG, its affiliates, or investment funds or trusts under the control of its affiliates may have the right to assert and establish beneficial ownership of such securities, including possibly Common Stock of Solv-Ex, or may otherwise, by reason of facts disclosed in such investigation, be deemed to be the beneficial owner of such securities.

          In particular, DBAG believes that 1,055,927 shares of Common Stock of Solv-Ex are held by Russ Oil & Technology S.A., a Luxembourg company ("Russ Oil"). Such shares include 356,453 shares transferred from Sandvest to Russ Oil. According to the records of the broker used to effect this transaction, the trade date for this transfer was April 9, 1996.

          Due to the uncertainty surrounding Russ Oil and other companies it is investigating, including the fact that, in the case of Russ Oil, the shares of Common Stock of Solv-Ex held by Russ Oil are held in a personal account of Young as discussed below, DBAG disclaims beneficial ownership on the date hereof, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of any shares of Common Stock of Solv-Ex held by Russ Oil or any such other companies. For purposes other than Sections 13(d) and 13(g) of the Exchange Act, this filing should not be construed as an admission or denial of DBAG's ownership of, control over or connection with Russ Oil or any of such other companies or any securities held by Russ Oil or such other companies.


          As indicated in Item 3, Wolf and Wyler agreed on September 17, 1996 to give, at DBAG's direction and request, the books, records and assets of Russ Oil. Based on such books and records, DBAG currently believes that Russ Oil was incorporated at the direction of Young in December 1995 and was a device used by Young to divert money and opportunities of the ECGF and the EGT for his own benefit. Young, purportedly acting on behalf of "Morgan Grenfell" (with no entity being specified), entered into an undated agreement with Wolf and Wyler which provides that Wolf and Wyler would incorporate Russ Oil, join its board of directors and represent "Morgan Grenfell" at shareholders' meetings, all subject to the instructions of "Morgan Grenfell". The agreement is terminable by either party at any time. Wolf and Wyler, as the only directors of Russ Oil, have indicated that since September 18, 1996 (the date the third director resigned) they have been unable to act as directors because at least three directors are required for corporate action. Wolf and Wyler have stated that they intend to resign as directors of Russ Oil at an extraordinary general meeting of shareholders that is scheduled to take place on October 22, 1996. They have also stated that they may seek the appointment by a Luxembourg court of a provisional administrator of Russ Oil.

          A bond, which had substantially been paid for by the Funds, was exchanged for 25,000 shares of Russ Oil stock, which Young currently holds in his personal account with Morgan Grenfell (C.I.) Limited, an indirect, wholly-owned subsidiary of DBAG, acting solely as a nondiscretionary custodian.

          The purchase by Russ Oil from Sandvest of the 356,453 shares of Common Stock was funded by a loan from Sandvest in the amount of $4,488,260 (although the loan amount is ambiguous in the agreement). The loan from Sandvest provides that it is required to be repaid immediately after Russ Oil has sold its shares of Common Stock of Solv-Ex. The loan provides that the amount to be repaid thereunder will be equal to the average listed share price on the last five banking days of the shares of Common Stock of Solv-Ex prior to the repayment date multiplied by 356,453 (i.e., the number of shares of Common Stock of Solv-Ex acquired with the proceeds of such loan). The loan does not provide for the payment of any interest thereon (although interest is defined therein as dividends paid by Solv-Ex). DBAG believes that the source of the funds so loaned by Sandvest was the funds obtained by Sandvest through the issuance of its capital stock to the DBAG Funds and Accounts. DBAG believes that the remaining shares of Common Stock of Solv-Ex held by Russ Oil were acquired for an aggregate purchase price of $14,440,976 in market or negotiated transactions.

          DBAG does not currently know whether the securities over which it could properly establish beneficial ownership, or would otherwise be deemed to be the beneficial owner, include the shares of Common Stock of Solv-Ex currently held by Russ Oil or any shares of Common Stock of Solv-Ex that may be held by the other companies that it is investigating nor does it know (except as stated above) the number of shares of Common Stock of Solv-Ex which may be held by Russ Oil or any of the other company that it currently is investigating.

          Legal proceedings have been commenced in the Queen's Bench Division in the High Court of Justice in London, England against Young and Russ Oil by Morgan Grenfell International Funds Management Limited, an indirect subsidiary of DBAG, Morgan Grenfell International Funds plc, the investment company a class of whose shares constitute the ECGF, and the Royal Bank of Scotland Plc as trustee of the EGT (collectively the "Plaintiffs"), with respect to certain assets held by Russ Oil or Young but not including the shares of Common Stock of Solv-Ex. In such proceedings, the Plaintiffs currently do not assert any claim on or interest in the shares of Common Stock of Solv-Ex held by Russ Oil. However, the Plaintiffs have expressly reserved the right to claim that Russ Oil holds assets, including the shares of Common Stock of Solv-Ex, in trust for the Plaintiffs.

          DBAG has initiated discussions with bank regulatory authorities to develop a plan satisfactory to such authorities to dispose of sufficient Common Stock or securities convertible into Common Stock of Solv-Ex held by Alulux and Sandvest, so that the amount of Common Stock of Solv-Ex or such convertible securities owned by DBAG will be in conformity with banking regulations limiting such ownership to five per cent of the Common Stock of Solv-Ex. If DBAG is considered to be interested in Common Stock of Solv-Ex held by Silva or the Common Stock of Solv-Ex issuable upon the conversion of the PheMex Loan, this plan may also be required to encompass such Common Stock held by Silva or the PheMex Loan. DBAG believes that any such plan would contemplate disposition of shares in market or privately negotiated transactions over a period that would be of sufficient duration to permit orderly disposition of such Common Stock.

          The Reporting Persons reserve the right from time to time to acquire other shares of Common Stock, or securities convertible into such shares, or to dispose of some or all of the shares of Common Stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As a result of its control of Alulux and Sandvest, DBAG is the beneficial owner of 1,157,114 shares of Common Stock of Solv-Ex, which constitutes beneficial ownership of 5.1% of the total outstanding shares of Common Stock, based on 22,886,202 issued and outstanding shares of Common Stock as of September 4, 1996, as reported in Solv-Ex's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.

          As a result of its relationship to PheMex as described in response to Item 3, DBAG may be deemed to be the beneficial owner of 1,016,000 shares of Common Stock of Solv-Ex (representing the number of shares issuable upon conversion of the PheMex Loan), which constitutes beneficial ownership of 4.3% of the total outstanding shares of Common Stock as of September 4, 1996 (as adjusted so as to include the shares of Common Stock of Solv-Ex issuable upon conversion of the PheMex Loan).

          As a result of its relationship to Silva as described in response to
Item 3, DBAG may be deemed to be the beneficial owner of 750,000 shares of

Common Stock of Solv-Ex, which constitutes beneficial ownership of 3.3% of the total outstanding shares of Common Stock as of September 4, 1996.

          As a result of its indirect ownership of DMG, DBAG is the beneficial owner of 40,100 shares of Common Stock, constituting 0.2% of the outstanding Common Stock as of September 4, 1996.

          As a result of the foregoing, DBAG may be deemed to have an aggregate beneficial ownership of 2,963,214 shares of Common Stock of Solv-Ex (including the 1,016,000 shares issuable upon the conversion of the PheMex
Loan), or 12.4% of the outstanding shares of Common Stock as of September 4, 1996 (as adjusted so as to include the shares of Common Stock of Solv-Ex issuable upon conversion of the PheMex Loan).

          For purposes of Sections 13(d) and 13(g) of the Exchange Act, DBAG disclaims beneficial ownership of the shares of Common Stock of Solv-Ex held or entitled to be received by Silva and PheMex.

          (b) DBAG, through its ownership of Alulux, Sandvest and DMG and its relationship to PheMex and Silva, may be deemed to have the sole power to vote or to direct the vote of and to dispose of or to direct the disposition of 2,963,214 shares of Common Stock.

          (c) During the past sixty days, neither DBAG nor, to the best knowledge of DBAG, any of the persons set forth on Schedule A, has effected any transactions in shares of Common Stock of Solv-Ex except for the following purchase transactions:

                                                                   NUMBER OF
        PARTY              DATE               TYPE                 SHARES              PRICE

         DMG               7/16/96             Market               3,000              $12.667
         DMG               8/20/96             Market                700                11.625
         DMG               8/20/96             Market               2,000               11.500

          (d) The customers in whose discretionary accounts DMG holds 40,100 shares of Common Stock have the right to receive the dividends from, and the proceeds of sale of, such shares of Common Stock. Because of DBAG's inability to determine the ownership of the shares of Silva, it is unclear who has the right to receive the dividends from, and the proceeds of sale of, the shares of Common Stock of Solv-Ex held by Silva.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as otherwise described in response to Item 3 or 4, neither DBAG nor, to the best knowledge of DBAG, any of the individuals identified in Schedule A has any contract, arrangement, understanding or relationship with any person with respect to any securities of Solv-Ex.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Convertible Loan Agreement, dated on or about July 16, 1996, between Solv-Ex Corporation and PheMex Establishment.

          Financing Loan Agreement, dated on or about July 1996, between PheMex Establishment and Waferprod.

          Financing Loan Agreement, dated July 30, 1996, between Waferprod Holding S.A. and Alulux Mining S.A.

          Financing Loan Agreement, dated July 30, 1996, between Waferprod Holding S.A. and Sandvest Petroleum S.A.

          Financing Loan Facility Agreement, dated April 30, 1996, between Silva Investment Limited and Alulux Mining S.A.

          Financing Loan Facility Agreement, dated April 30, 1996, between Silva Investment Limited and Sandvest Petroleum S.A.

          Financing Loan Facility Agreement, dated June 16, 1996, between Sandvest Petroleum S.A. and Russ Oil & Technology S.A.

          Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to Alulux Mining S.A.

          Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to Sandvest Petroleum S.A.

          Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to Silva Investment Limited.

          Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to PheMex Establishment.

          Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to Russ Oil & Technology S.A.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 1996

                              DEUTSCHE BANK AG

                              /s/ Dr. Ulrich Bosch
                              By:  Dr. Ulrich Bosch
                                Title:  Senior Vice President and Counsel


                              /s/ Dr. Dieter Eisele
                              By:  Dr. Dieter Eisele
                                Title:  Senior Vice President
                                          and Group Head of Compliance

                                                                    SCHEDULE A




I.   DBAG

          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                                                                       Present Principal
             Name and Citizenship                           Business Address                       Occupation or Employment

 Hilmar Kopper                                  Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Carl L. von Boehm-Bezing                       Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Rolf-E. Breuer                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Ulrich Cartellieri                         Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Michael Dobson                                 Deutsche Bank AG                           Member of the Board of Managing
 United Kingdom                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Michael Endres                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Tessen von Heydebreck                      Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Jurgen Krumnow                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Georg Krupp                                    Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Ronaldo H. Schmitz                         Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Ellen R. Schneider-Lenne                       Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Ulrich Weiss                               Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

                                 EXHIBIT INDEX



Exhibit No. Description

   10.1 Convertible Loan Agreement, dated on or about July 16, 1996, between Solv-Ex Corporation and PheMex Establishment.

   10.2 Financing Loan Agreement, dated on or about July 1996, between PheMex Establishment and Waferprod.

   10.3 Financing Loan Agreement, dated July 30, 1996, between Waferprod Holding S.A. and Alulux Mining S.A.

   10.4 Financing Loan Agreement, dated July 30, 1996, between Waferprod Holding S.A. and Sandvest Petroleum S.A.

   10.5 Financing Loan Facility Agreement, dated April 30, 1996, between Silva Investment Limited and Alulux Mining S.A.

   10.6 Financing Loan Facility Agreement, dated April 30, 1996, between Silva Investment Limited and Sandvest Petroleum S.A.

   10.7 Financing Loan Facility Agreement, dated June 16, 1996, between Sandvest Petroleum S.A. and Russ Oil & Technology S.A.

   10.8 Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to Alulux Mining S.A.

   10.9 Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to Sandvest Petroleum S.A.

   10.10 Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to Silva Investment Limited.

   10.11 Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to PheMex Establishment.

   10.12 Agreement among Morgan Grenfell, Marco Wolf and Juerg Wyler relating to Russ Oil & Technology S.A.